Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion in this Post-Effective Amendment #2 on Registration Statement Form S-1 of our report, dated August 10, 2010, relating to the financial statements of Profit Planners Management, Inc. (the “Company”) (a development stage company) as of
May 31, 2010 and May 31, 2009, and the related statements of operations, stockholders’ equity, and cash flows for the year ended May 31, 2010, and the periods January 29, 2009 (inception) to May 31, 2009 and January 29, 2009 (inception) to May 31, 2010 (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the substantial doubt about the Company's ability to continue as a going concern), appearing in the Prospectus, which is a part of this Registration Statement. We also consent to the reference to us under the heading “Experts” in such Prospectus.

Coulter & Justus P.C.
Knoxville, Tennessee
September 1, 2010